SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                                NETRATINGS, INC.
                           --------------------------
                                (Name of Issuer)

                      Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64116M108
                                 --------------
                                 (CUSIP Number)

                                December 31, 2004
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)
       [X]        Rule 13d-1(c)
       [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 64116M108                                                 Page 2 of 6
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Trans Cosmos, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Japanese corporation
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NUMBER OF      5    SOLE VOTING POWER

SHARES              N/A
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            N/A
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           N/A
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                N/A
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N/A
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 5%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
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                                  SCHEDULE 13G
CUSIP NO. 64116M108                                                 Page 3 of 6
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     Transcosmos Investments & Business Development, Inc. (f/k/a Trans
     Cosmos USA, Inc.)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              N/A
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            N/A
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           N/A
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                N/A
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N/A
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 5%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
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                                  SCHEDULE 13G
CUSIP NO. 64116M108                                                 Page 4 of 6

Item 1(a).     Name of Issuer:

               NetRatings, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               120 West 45th Street, 35th Floor
               New York, New York 10036


Items 2(a),    Name of Persons Filing Address of Principal Business Office and
(b) and (c).   Citizenship:

               This Amendment No. 1 to Schedule 13G is being filed on behalf of Trans Cosmos, Inc. and Transcosmos Investments & Business Development, Inc. (f/k/a Trans Cosmos USA, Inc.), as joint filers (collectively, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of Trans Cosmos, Inc. is 3-25-18 Shibuya, Shibuya-ku, Tokyo 150-8530 Japan.

               The principal business office of Transcosmos Investments & Business Development, Inc. is 12505 Bellevue-Redmond Road, Suite 209, Bellevue, WA 98005.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock").

Item 2(e).     CUSIP Number:

               64116M108

Item 3.        Not Applicable.

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    N/A

               (b)  Percent of class:

                    Less than 5%

                                  SCHEDULE 13G
CUSIP NO. 64116M108                                                 Page 5 of 6


               (c)  Number of shares to which such person has:

                   (i)  Sole power to vote or direct the vote: N/A

                    (ii) Shared power to vote or direct the vote: N/A

                    (iii) Sole power to dispose or to direct the disposition
                          of: N/A

                    (iv) Shared power to dispose of or direct the disposition
                         of: N/A

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of a Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 64116M108                                                  Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2005

                                TRANS COSMOS, INC.

                                By:/s/ Shinichi Nagakura
                                   --------------------------------------------
                                   Name:  Shinichi Nagakura
                                   Title: Corporate Officer, Director of
                                          Business Development

                                TRANSCOSMOS INVESTMENT & BUSINESS
                                DEVELOPMENT, INC.

                                By:/s/ Chris Evans
                                   --------------------------------------------
                                   Name:  Chris Evans
                                   Title: VP Business Affairs & General Counsel

                                  SCHEDULE 13G
CUSIP NO. 64116M108

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock, of NetRatings, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2005.

                                TRANS COSMOS, INC.

                                By:/s/ Shinichi Nagakura
                                   --------------------------------------------
                                   Name:  Shinichi Nagakura
                                   Title: Corporate Officer, Director of
                                          Business Development

                                TRANSCOSMOS INVESTMENT & BUSINESS
                                DEVELOPMENT, INC.

                                By:/s/ Chris Evans
                                   --------------------------------------------
                                   Name:  Chris Evans
                                   Title: VP Business Affairs & General Counsel